Exhibit 99.1

RIO ALTO INCREASES MINERAL RESOURCES AND RESERVES AT LA ARENA

For Immediate Release	April 16, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to announce that it has received updated mineral resource and reserve estimates for its 100% owned La Arena Project. The updated oxide mineral resource estimate is limited to the Calaorco and Ethel deposits and a zone of approximately 4.8 million tonnes grading 0.53 gpt Au of oxide material containing 300ppm – 1000ppm copper to the east of Calaorco.

MINERAL RESOURCES

	Mineral Resource – Oxide Total
	(In Situ as at January 1, 2013)
	Within Optimised Pit Shell, cut-off grade 0.1g/t Au
	Tonnes	Au	Cu
Resource Classification	(Mt)	(g/t)	(%)	Ag(ppm)	Au (‘000 Oz)
Measured	6.0	0.45	0.01	0.5	87
Indicated	116.0	0.42	0.01	0.5	1,571
Measured and Indicated	122.0	0.42	0.01	0.5	1,658
Inferred	5.4	0.37	0.01	0.3	65

Mineral Resource – Sulphide Total
(In Situ as at January 1, 2013)
Within Optimised Pit Shell, cut-off grade 0.13%CuEq
	Tonnes	Au	Cu	CuEq			Au (‘000	Cu (‘000
Resource Classification	(Mt)	(g/t)	(%)	(%)	Ag(ppm)	Mo(ppm)	Oz)	lbs)
Measured	0
Indicated	561.7	0.21	0.30	0.39	0.4	42.9	3,829	3,745,545
Measured and Indicated	561.7	0.21	0.30	0.39	0.4	42.9	3,829	3,745,545
Inferred	32.5	0.11	0.19	0.24	0.4	50.2	116	137,446

The previous resource estimates for oxide and sulphide mineralization were published in the La Arena Project Technical Report with an effective date of September 30, 2011 prepared on behalf of the Company by Kirk Mining Consultants Pty Ltd (the “September 2011 Report”). Comparisons between resource estimates at January 1, 2013 and the September Report are set out below. The Company’s previous reserve estimates were included in the La Arena Project, Peru Technical Report prepared by Coffey Mining Pty Ltd on behalf of the Company with an effective date of 31 July 2010 (the “July 2010 Report”). Comparisons between reserve estimates at January 1, 2013 and the July 2010 Report are set out below. Each of the September 2011 and the July 2010 Reports may be found within the Company’s SEDAR profile at www.sedar.com.

The updated oxide resource incorporates an additional 46,428 meters of reverse circulation (“RC”) drilling when compared to the September 30, 2011 resource estimate which, even after mining depletion, has resulted in a significant increase in oxide resources and in the confidence of resource estimates relative to the September 2011 Report estimates.

The updated mineral resource estimate for the La Arena sulphide project incorporates an additional 63,020 meters of diamond drilling (“DD”) and 5,892 meters of RC drilling when compared to the September 30, 2011 resource estimate resulting in a significant increase in estimated resources and in the confidence of the resource estimate. .

The oxide and sulphide resource is confined within an optimized undiscounted pit shell based on metal prices of US$ 1,800/oz gold, US$ 3.50/lb copper. The resource estimates in the September Report were based upon metal prices of US$ 1,600/oz gold, US$ 3.00/lb copper. The major effect of the change in metal prices results in a lower cut-off grade for the sulphide mineralisation from 0.18% CuEq in 2011 to 0.13% CuEq in 2012. The gold oxide cut-off grade has remained constant at 0.1 g/t Au despite an increase in metal prices due to higher operating cost estimates.

Oxide Mineral Resource (0.1 g/t gold cut-off)

The updated oxide mineral resource estimate was based on 131 DD holes totalling 19,733 meters and 445 RC holes totalling 70,112 meters.

The updated oxide mineral resource estimate is:

  122.0 million tonnes grading 0.42 g/t gold in the measured and indicated categories containing 1,658,000 ounces of gold, which after mining 295,018 ounces during the September 30, 2011 to December 31, 2012 period represents an increase of 174,000 gold ounces (12%) from the oxide mineral resource estimate in the September 2011 Report.

  5.4 million tonnes grading 0.37 g/t gold in the inferred category containing 65,000 ounces of gold representing a decrease of 25,000 gold ounces from the oxide mineral resource estimate in the September 2011.

The updated oxide mineral resource estimate, see Figure 1, was generated from drill hole sample assay results and the interpretation of a geological model that relates to the spatial distribution of gold, copper and silver within the deposit. Rio Alto believes there is potential to either blend or separately leach the Oxide – High Copper (300ppm Cu -1000ppm Cu) material with Oxide – Low Copper resource material (<300ppm Cu). The metallurgical laboratory at the La Arena mine site is testing the economics of leaching the Oxide – 300ppm – 1000ppm Copper material. Mineralized oxide material within the current Calaorco and Ethel final pit designs containing copper amounts in excess of 1000 ppm per tonne was considered to be waste material.

Figure 1. Oxide Resource Shells September 2011 and December 2012

Grade estimates for the oxide mineral resource were made using Uniform Conditioning with parent block sizes measuring 10 meters long, 5 meters wide and 6 meters in height. The change in the interpolation method, from Ordinary Kriging in 2011 to Uniform Conditioning in 2012, is due to a detailed review of the drill hole data, grade control data, and reconciliation trends.

The oxide and sulphide resource is confined within an optimized undiscounted pit shell based on US$ 1,800/oz gold, US$ 3.50/lb copper and anticipated metallurgical recovery, costs to mine, produce and sell potential metal production as well as estimated leach pad and tailings disposal facility expansion costs.

The key parameters used to constrain the total oxide and sulphide resource within the pit shell were:

Gold price per ounce	$1,800
Payable proportion of gold produced	99.9%
Copper price per pound	$3.50
Payable proportion of copper produced	96.5%
Minimum government royalty	1% of revenue
Discount rate	8%
Mining recovery of ore	98%
Ore processing rate (for each of oxides and sulphides)	13.1Mtpa
Gold processing recovery (dump leach)	85%
Gold processing recovery (sulphide plant to concentrate)	40%
Copper grade-recovery formula	Ave. 88%
Mining cost per tonne of oxide ore (plus depth increment)	$2.38
Mining cost per tonne of sulphide ore (plus depth increment)	$2.44
Mining cost per tonne of waste (plus depth increment)	$2.50
Processing cost per tonne of oxide ore (including pad expansion)	$2.06
Processing cost per tonne of sulphide ore (including tails dam lifts)	$3.99
Concentrate shipping and selling cost per tonne	$160
General and administration costs per tonne of ore	$2.45
Sustaining capital per year, oxides	$250,000
Sustaining capital per year, sulphides	$3M

The change in estimated gold contained in the updated resource estimate, excluding the 295,018 ounces mined up to December 31, 2012, are due to changes in estimates for tonnes and grade as set out below:

	Gold Ounces (000's)
			Increase
	January 2013	September 2011	(Decrease)

Measured & Indicated	1,658	1,484	174
Increase due to change:
Increase in tonnes			290
Decrease in average grade			(116)
			174

Inferred	65	90	(25)
Decrease due to change:
Decrease in tonnes			(43)
Increase in average grade			18
			(25)

Sulphide Mineral Resource (0. 13% copper equivalent cut-off)

The updated mineral sulphide resource estimate was based on 298 DD holes totalling 103,073 meters and 90 RC holes totalling 28,878 meters.

The updated sulphide mineral resource estimate is:

  561.7 million tonnes grading 0.30% copper per tonne and 0.21 g/t gold in the indicated category containing 3,746 million pounds of copper and 3.83 million ounces of gold representing an increase of 1,739 million pounds of copper (87%) and 1,407,000 gold ounces (58%) from the indicated sulphide mineral resource estimate in the September 2011 Report.

  32.5 million tonnes grading 0.19% copper per tonne and 0.11 g/t gold in the inferred category containing 137 million pounds of copper and 0.116 million ounces of gold representing a decrease of 1,997 million pounds of copper and 1,959,000 gold ounces from the inferred sulphide mineral resource estimate in the September 2011 Report.

The sulphide mineral resource estimate, see Figure 2, was generated from drill hole sample assay results and the interpretation of a geological model relating to the spatial distribution of copper and gold mineralization within the deposit. Grade estimates were made using ordinary kriging with a parent block size of 20 m long, 10 m wide and 6 m in height.

The major change in the sulphide resource is the increase in confidence of the estimate through the addition of significant extra data in 2012, predominantly from diamond drilling. The vast majority of the previous Inferred resource has been upgraded to Indicated resource by a drilling campaign in 2012 and associated review and improvement of geologic interpretations.

The overall Cu and Au in-situ grade remains similar to the September 2011 Resource estimate, despite lowering the CuEq cut-off from 0.18% CuEq to 0.13% CuEq. This clearly shows that additional drilling into this deposit within the sulphide mineralisation has identified higher grade zones.

Metallurgical recovery factors were applied to Cu and Au in this estimate to determine the CuEq head grade. The effect was to lower the CuEq head grade as these metallurgical factors were not taken into account in the September 2011 Report.

Figure 2. Sulphide Resource Shells September 2011 and December 2012

Changes in the metal contained within sulphide resource estimate since the September 2011 Report were due to changes in estimated tonnes and grade as illustrated below.

	Copper lbs (millions)
			Increase
	January 2013	September 2011	(Decrease)

Measured & Indicated	3,746	2,007	1,739
Increase due to change:
Increase in tonnes			1,646
Increase in average grade			93
			1,739

Inferred	137	2,134	(1,997)
Decrease due to change:
Decrease in tonnes			(1,203)
Decrease in average grade			(795)
			(1,997)

	Gold Ounces (000's)
			Increase
	January 2013	September 2011	(Decrease)

Measured & Indicated	3,829	2,422	1,407
Increase due to change:
Increase in tonnes			1,688
Decrease in average grade			(281)
			1,407

Inferred	116	2,075	(1,959)
Decrease due to change:
Decrease in tonnes			(1,015)
Decrease in average grade			(943)
			(1,959)

MINERAL RESERVES

The previous mineral reserve estimates for the La Arena Project were included in the July 2010 Report. Differences in estimated tonnes, grades and metal content between the July 2010 Report and the updated reserve estimates are described below.

Oxide and sulphide mineral reserves have been based on pit optimisation, using Whittle software, of the new total oxide plus sulphide measured and indicated mineral resources. The pit optimisation input parameters are as for the mineral resources above except that:

  Only Measured and Indicated Resources are included

  A Copper price of $3.00/lb was assumed

  A Gold price of $1,400/oz was assumed

  Gold recovered to copper concentrate was assumed to be 35%

A preliminary pit design, see Figure 3, based on the average discounted cash flow resulted in a Whittle pit shell equivalent to a revenue factor of 0.9. The following mineral reserves are reported from within this pit design.

Mineral Reserve – Oxide and Sulphide
(In Situ as at January1, 2013)
Within Pit Design, block cut-off NSR calculation
			Oxide Ore		Sulphide Ore			Metal Mined
	Material	Classification	Tonnes	Au	Tonnes	Au	Cu	Au (‘000	Cu (‘000
			(Mt)	(g/t)	(Mt)	(g/t)	(%)	Oz)	lbs)
Likely oxide pit	Sediments	Proved	5.6	0.47				84
		Probable	47.9	0.52				803
Final pit	Sediments	Proved	0.0
excluding oxide		Probable	8.0	0.39				100
pit	Porphyry	Proved			0.1	0.32	0.29	1	942
		Probable			268.7	0.24	0.33	2,091	1,945,925
Pit Design*	All	Proved +	61.5	0.50	268.9	0.24	0.33	3,080	1,946,872
		Probable

* Rounded numbers may not sum exactly
Allows for 98% mining recovery
Mined surface at 1 January 2013.

The estimation of mineral reserves was based on the net smelter return (NSR) calculation for each block in the geological model. In other words a block was “mined” if calculated revenue exceeded cost for each block, the same process as used for pit optimisation. The average, rounded up cut-off grade equates to approximately 0.12 g/t Au for the oxides and 0.15% CuEq for sulphides and model blocks above these cut-off grades are illustrated in Figure 3.

After allowing for the oxide ore mined up to 31 December 2012 the oxides reserves have increased in tonnes, grade and contained gold from the July 2010 Report (by 7%,14% and 20% respectively).

The sulphide reserves have significantly increased compared to July 2010 due to the resource drilling program in 2012 and subsequent conversion of inferred resources to indicated resources. Sulphide reserve tonnes have increased by 44%, average grade has fallen due to the increase in metal prices exceeding the increase in estimated costs and the metal expected to be mined within the porphyry pit design has increased by 20% for Au and 24% for Cu.

The 2012 drilling identified a significant amount of mineralized material, with potential to be converted into resources and reserves, below the current pit design. The Company is considering whether to prepare a scoping study to assess the potential economic benefit of an underground mine to exploit this material.

Changes in the metal contained within the reserve estimate since the July 2010 Report were due to changes in estimated tonnes and grade as illustrated below.

Oxides
	Gold Ounces (000's)
	January		Increase
	2013	July 2010	(Decrease)

Proved & probable	987	821	166
Increase due to change:
Increase in tonnes			58
Increase in average grade			108
			166

Sulphides
	Copper lbs (millions)
	January		Increase
	2013	July 2010	(Decrease)

Proved & probable	1,947	1,574	373
Increase due to change:
Increase in tonnes			580
Decrease in average grade			(206)
			373

	Gold Ounces (000's)
	January		Increase
	2013	July 2010	(Decrease)

Proved & probable	2,092	1,748	344
Increase due to change:
Increase in tonnes			631
Decrease in average grade			(287)
			344

815500
816000
816500
817000
9127500
9127000
9126500
9126000
9125500
N
Based on Reserve blocks
0.15% CuEq
SECTION 9126500
SECTION 9126100
Based on Reserve blocks
0.12g/t Au cut off
PIT DESIGN
Legend
Reserve blocks Au, OXIDE
Reserve blocks Cu-Au, SULPHIDE

Figure 3. Pit Design, Plan View, December 2012.

Phase II Update

The focus of Phase II development at La Arena will be the start up of sulphide mining operations producing a copper and gold concentrate, initially based on a starter pit with reserves containing between 30 million tonnes and 40 million tonnes of high grade near surface mineralization. The starter plant throughput rate of Phase II is targeted at 18,000 tonnes per day and the starter pit reserves represent less than 15% of the 268.9 million tonne updated reserve estimate. An internal pre-feasibility study is in progress and will be followed by an internal feasibility study which is scheduled to be completed by the end of 2013. The objectives of the feasibility study will be to achieve an initial project capital cost of under US$ 300M in order to provide for capital payback in the shortest estimated time period and to utilize as much of the infrastructure of the existing gold oxide mine as possible. In doing so, the Company is confident it can finance the starter project development without raising additional equity, thereby not diluting its shareholders. The permitting process for Phase II is scheduled to begin in May of this year and it is anticipated that process plant commissioning will commence in H2 2016.

“Excellent progress has been made at La Arena during the past 12 months. Not only have we achieved a gold production rate of 200,000 ounces per annum at our gold oxide mine but we have also advanced our Phase II development project to the stage of beginning the permitting process. The Company has also received solid initial exploration results from its La Colorada Project located to the south of La Arena and is planning additional exploration at other targets on our expansive property at La Arena within the next 12 months. Our management team has been working hard to define a long life, highly profitable mining operation at La Arena and we are well on our way to achieving this goal.” commented Alex Black, President & CEO.

NI 43-101 and JORC Compliant

The current mineral resource and mineral reserve estimates were prepared in conformity with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These estimates will be incorporated in a National Instrument 43-101 Technical Report with an effective date of January1, 2013 to be filed on the Company's SEDAR profile within 45 days of this press release.

The updated oxide and sulphide mineral resource and mineral reserve estimates were prepared and classified in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”). This resource and reserve classification is also in accordance with the classification standards of National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”) and the reporting classification standards on Mineral Resources and Reserves of The Canadian Institute of Mining, Metallurgy and Petroleum.

Quality Control and Assurance

Sampling of RC drilling and sample preparation for holes drilled by the Company were performed by Rio Alto personnel and carried out under strict protocols recommended in the July 2010 Report. Samples were taken every two meters and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%.

Sampling of DD holes and sample preparation for holes drilled by the Company were performed by Rio Alto personnel. In the case of each DD hole, an average depth of 450 to 500 meters was drilled with a HQ bit (63.5 mm core size), and the remainder of the hole drilled with a NQ bit (47.6 mm core size). Drill core sample recovery was generally in excess of 90%. The core boxes were washed and photographed. The sample intervals are every two meters, except where sampling is broken up on specific geological contacts. The core is split in half using a rock saw with half of the core sent for laboratory analysis and half of the core remaining in storage.

There is a rigorous QA/QC program over the chain-of-custody of samples and the insertion of blanks, duplicates and certified reference standards in each batch of samples. This procedure was implemented based on a recommended protocol from Coffey Mining Pty Ltd in 2011.

Samples were shipped to CERTIMIN, in Lima, where they were processed and assayed. All gold assays were obtained by standard 50g fire assaying with AAS finish. All silver assays were obtained by Aqua-Regia dissolution followed by Induced Coupled Plasma (“ICP”) measurement. All Cu and Mo assays were obtained by Aqua-Regia dissolution followed by ICP. Cu values greater than 10,000 ppm are assayed by Atomic Absorption. The ICP technique provides assays for 35 elements. CERTIMIN-Peru is an ISO 9001:2000 certified laboratory.

Mr. Enrique Garay, MSc. P.Geo (AIG Member), Vice President Geology of Rio Alto, is the Qualified Person (as defined by NI 43-101) responsible for managing the Company’s exploration programs and disclosure of drilling results. Mr. Ian Dreyer, B.App.Sc. (AusIMM 305241, CP), a Qualified Person (as defined by NI 43-101), formerly of Coffey Mining Pty Ltd, designed and reviewed the Quality Control and Assurance Program of the Company and prepared the resource estimates. Mr. Garay and Mr. Dreyer have read and verified the scientific and technical information related to resource estimates in this press release.

Mr. Linton Kirk, BE(Mining), FAusIMM, of Kirk Mining Consultants Pty Ltd, formerly of Coffey Mining Pty Ltd, supervised the reserve estimates. Mr. Kirk is a Qualified Person as defined by NI-43-101 and has read and verified the scientific and technical information related to reserve estimates contained in this press release.

This news release contains certain forward-looking information including statements concerning the expected timing for the release of resource and reserve estimates, future exploration, metallurgical testing programs and the timing of internal feasibility studies, permitting activities and plant commissioning. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+51 1 625 9900	Phone:	+1 604 628 1401
		Fax:	+1 866 393 4493
Web :	www.rioaltomining.com	Email:	alejandrag@rioaltomining.com